UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 30, 2021

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 4th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 009, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 013, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 016, Series Gallery Drop 017, Series Gallery Drop 018, Series Gallery Drop 019, Series Gallery Drop 020, Series Gallery Drop 021, Series Gallery Drop 022, Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 025, Series Gallery Drop 026, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041, Series Gallery Drop 042, Series Gallery Drop 043, Series Gallery Drop 044, Series Gallery Drop 045, Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 052, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064, Series Gallery Drop 065, Series Gallery Drop 066, Series Gallery Drop 067, Series Gallery Drop 068, Series Gallery Drop 069, Series Gallery Drop 070, Series Gallery Drop 071, Series Gallery Drop 072, Series Gallery Drop 073, Series Gallery Drop 074, Series Gallery Drop 075, Series Gallery Drop 076, Series Gallery Drop 077, Series Gallery Drop 078, Series Gallery Drop 079, Series Gallery Drop 080, Series Gallery Drop 082, Series Gallery Drop 083, Series Gallery Drop 086, Series Gallery Drop 089, Series Gallery Drop 091, Series Gallery Drop 093, Series Gallery Drop 094, Series Gallery Drop 095, Series Gallery Drop 096, Series Gallery Drop 097, Series Gallery Drop 098, Series Gallery Drop 099, Series Gallery Drop 100, Series Gallery Drop 101, Series Gallery Drop 102, Series Gallery Drop 103, Series Gallery Drop 104, Series Gallery Drop 105, Series Gallery Drop 107, Series Gallery Drop 108, Series Gallery Drop 110, Series Gallery Drop 111, Series Gallery Drop 112, Series Gallery Drop 113, Series Gallery Drop 114, Series Gallery Drop 115
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Assets Unwound
On September 30, 2021, Series Gallery Drop 081, Series Gallery Drop 084, Series Gallery Drop 085, Series Gallery Drop 087, Series Gallery Drop 088, Series Gallery Drop 090, Series Gallery Drop 092 and Series Gallery Drop 106, each a series of Otis Gallery LLC, a Delaware series limited liability company (the “Company”), each resold the underlying asset or assets held by such series to the Company’s manager, Otis Wealth, Inc. (the “Manager”), the seller of such assets, in exchange for cancellation of the promissory notes issued to the Manager in connection with the purchase of such assets. The notes did not bear any interest, and the obligation of such series to make any payments under the notes terminated upon the closings of the sales. The series are not in default under the notes. Subscription funds advanced by prospective investors as part of the subscription processes for such series have been returned by the Company’s escrow agent, North Capital Private Securities Corporation.

The following will no longer appear in the Company’s offering circular:

●    The sections titled “Use of Proceeds to Issuer—[Name of Series]” and “The Underlying Assets—[Name of Series]”;
●    The paragraphs referring to such series in the section titled “Interest of Management and Others in Certain Transactions”; and
●    All other references to such series contained in the Offering Circular, including in the table of contents, the “Series Offering Table” and table in the section titled “Security Ownersihp of Management and Certain Securityholders.”

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2021	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: General Counsel